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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Janaury, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --- -----          No ---- X ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Investment and Partnership Agreement

With Enformia Ltd To Enhance Product Offering

Enformia EIP Technology To Be Integrated as Part Of New iBOLT EAI Offering

Irvine, California (January 20, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that it has signed a partnership agreement with Enformia Ltd, a provider of leading technology for creating Enterprise Information Portals (EIP).

As part of this agreement, Magic Software will invest up to $1.5 million in the continued development of the Enformia EIP. Magic was given an option to increase its holdings in Enformia up to 51%. Magic Software and Enformia Ltd. have worked together in the past, already have several joint customers and David Assia, chairman of the board of Magic Software has served as an executive officer, director and shareholder in Enformia.

According to the Forrester Research group, employees spend an average of 25 percent of their time looking for information. By integrating systems with information resources, a portal can significantly reduce the amount of time it takes to locate information.

Work has already commenced to integrate the Enformia EIP as the iBOLT Portal Server, in the new iBOLT Integration family of products that Magic Software has recently announced. The iBOLT Portal Server will enable corporations to deliver customized information and applications to a wide range of users - customers, employees, partners and suppliers - using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

“We see an excellent fit between our new iBOLT Integration product line and the Enformia EIP,” said Menachem Hasfari, CEO of Magic Software. “While solutions for Enterprise Application Information (EAI) streamlines the speed and efficiency of business transactions, portal technology delivers a consolidated communication interface to users. Combined, these technologies can provide exponential gains in productivity, reduced cost of ownership of existing IT investments, better competitive and market intelligence, and decreased time to market.”

About Enformia Ltd.

Enformia Ltd. is a provider of Enterprise Information Portal and Enterprise Content Management solutions designed to integrate corporate information. Enformia provides enterprises with a single solution to their Intranet, Extranet and Internet needs, creating a single access platform for all corporate content and information. Customers of Enformia solutions include the EU, Amsterdam Arena, ITC Travel, Group NDI, Magic Software Enterprises, Ministry of the Environment (Israel) and Aladdin Knowledge Systems. Further information about Enformia is available at http://www.enformia.com/.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 20, 2003